Exhibit 99.5	NEWS RELEASE RARE ELEMENT RESOURCES LTD NYSE-Amex: REE & TSX-V: RES February 14, 2011 Ref: 4-2011

Rare Element Reports Second Quarter Financial Results

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES and NYSE-Amex: REE) (the "Company" or “Rare Element”) announced that its unaudited condensed consolidated interim financial statements and Management’s Discussion and Analysis for the six months ended December 31, 2010 have been filed on www.sedar.com.  These financial statements were prepared using International Financial Reporting Standards which Rare Element early adopted as of July 1st, 2010. Note 17 in the financial statements reconciles the changes in the comparative periods from Canadian Generally Accepted Accounting Principles to International Financial Reporting Standards, which will be fully adopted in Canada in 2011.

All dollar amounts stated below are in United States dollars.

Six Months Ended December 31, 2010 Financial Highlights:

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Exploration expenses amounted to $5,634,144 (2009 – $2,653,690) during the six months ended December 31, 2010, of which $4,684,275 (2009 – $1,646,439) was spent on the Bear Lodge Rare-Earth Project and $910,237 (2009 - $nil) was spent on the Sundance Gold Project. Both projects are located on the same property position.

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Administrative expenditures, including the non-cash share-based payments amounted to $1,553,394 (2009 - $1,056,777) for the period, up 47% compared to the same period last year.

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Loss for the period was $1,482,214 (2009 - $1,039,150) or $0.04 per share (2009 - $0.04), up 43% from the same period in the prior year.

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Cash and cash equivalents at December 31, 2010 were $67,008,719 (June 30, 2010 - $11,460,476), reflecting the $57.5 million financing completed in December, 2010.

Business Highlights:

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The geological team completed its 2010 rare-earth drilling and exploration program on the Bear Lodge property in November, 2010.  The Company received positive assay results from the Bull Hill Southwest resource area and Whitetail Ridge target area.  Assays are pending from another 14 drill holes.  The goal for these drill-hole results is to upgrade a portion of the REE resources from the inferred category to measured and indicated and to expand the resource area.

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The gold geological team completed the 2010 gold drilling and exploration program on the Sundance Gold Project at Bear Lodge in November, 2010.  All the assay results were encouraging and the Company’s evaluation effort on the gold system is to culminate in an NI 43-101 compliant resource estimate that is scheduled for completion early in 2011.

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The Company completed the NI 43-101 compliant Preliminary Economic Analysis of the Bear Lodge REE deposit (the “Technical Report”) as announced on September 28, 2010 which shows that the project has an IRR of approximately 40% using historical REO concentrate prices, which have recently increased greatly.  The Technical Report was prepared by independent consultant, John T. Boyd Company with the assistance of consultants Mountain States R&D International and Ore Reserves Engineering. This press release highlights some of the information contained in the Technical Report released on November 9, 2010 and for investors to fully understand the information in this press release, they should read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this press release.

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Rare Element listed its common shares on the NYSE-Amex Stock Exchange under the symbol “REE” in August, 2010.

Rare Element currently has 43,170,423 common shares outstanding, and 46,508,463 common shares outstanding on a fully diluted basis. Rare Element currently has approximately US$69 million in cash and no debt.

The unaudited financial statements and management discussion and analysis are available through the Canadian securities regulatory authorities at www.sedar.com, and with the Securities and Exchange Commission at www.sec.gov. They are also available on the Company’s website at www.rareelementresources.com.  Hard copies of the unaudited condensed consolidated interim financial statements and notes are available, free of charge, to shareholders upon written request.

Rare Element Resources Ltd (TSX-V: RES & NYSE-Amex: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, “has potential to”, or “intends’ or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the market for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.

This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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